Exhibit 8

LIST OF SUBSIDIARIES OF THE COMPANY

Commtouch Inc., a California corporation, and a wholly owned subsidiary of the Company, with offices in California, Virginia and Florida.

Commtouch Iceland hf, an Icelandic company, and a wholly owned subsidiary of the Company eleven GmbH, a German company, held by the Company through a holding company arrangement. No entity outside of the Commtouch organization holds an ownership interest in eleven